

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

October 21, 2008

Mr. Ignacio Moran
Chief Financial Officer
YPF Sociedad Anónima
Avenida Pte. R. Sáenz Peña 777
Ciudad Autónoma de Buenos Aires, Argentina C1035AAC

> **Re:** **YPF Sociedad Anónima**
> **Form 20-F for Fiscal Year Ended December 31, 2007**
> **Filed April 15, 2008**
> **Form 20-F/A2 for Fiscal Year Ended December 31, 2007**
> **Filed October 20, 2008**
> **Response Letter Dated September 12, 2008**
> **File No. 001-12102**

Dear Mr. Moran:

We have completed our review of your Form 20-F and related filings, and have no further comments at this time.

Sincerely,

Christopher J. White
Branch Chief